82-4478

03032028

# CANADIAN WESTERN BANK

03 SEP 15 AM 7:21

For Immediate Release: Thursday, September 4, 2003

**CANADIAN WESTERN BANK REPORTS RECORD 3RD QUARTER EARNINGS**
**Strong revenue growth drives 29% increase in earnings**
**61st consecutive profitable quarter**

SUPPL

Edmonton, September 4 – Canadian Western Bank (TSX:CWB) today announced record financial results for the third quarter ended July 31, 2003.

**Third Quarter Highlights** (three months ended July 31, 2003 compared with three months ended July 31, 2002 unless otherwise noted):

- Net income was a record $10.4 million, up 29% from $8.1 million.
  Net income for the nine months ended July 31, 2003 was also a record at $28.6 million, up 31% from $21.9 million.
- Diluted earnings per share were $0.72 ($0.81 basic), an increase of 24% from $0.58 ($0.64 basic).
- Total revenues on a taxable equivalent basis (teb) were $34.8 million, up 17% from $29.8 million.
- Credit quality remained strong and stable. The provision for credit losses was 25 basis points of average loans in the quarter and year-to-date, compared with 26 basis points for fiscal 2002.
- The efficiency ratio (teb), which leads the Canadian banking industry, improved to a record low of 44.5% from 49.1%.
- Loans increased 15% in the past year to total $3.6 billion and total assets increased 13% to $4.1 billion.



Larry Pollock, President and CEO, said the quarter was noteworthy for many positive reasons. This 61st consecutive profitable quarter not only set a new record for both earnings and earnings per share, it was also characterized by strong revenue growth, continuance of the Bank's consistent low loan loss experience and excellent efficiency.

He noted that other significant highlights of the quarter included: (a) the placement of $30 million of subordinated debt; (b) substantial growth for branch deposit balances; and (c) the successful launch of the *Think Western®* credit cards.

The $30 million debt instrument was placed with a prestigious Canadian institutional investor. As a result of this enhancement of regulatory capital, the Bank now has increased capacity to fund future growth without dilution of common shareholders.

The 24% growth in low cost notice and demand deposit balances, compared with the same quarter last year, reflects customer acceptance of the high level of service offered within our retail branch system. He said that the Bank's long standing policy of emphasizing "high touch" retail and commercial banking services will remain a priority.

Mr. Pollock said that the Bank was also pleased with the very positive reaction it has received following the introduction of its first retail customer credit card late in the quarter. The roll out of the separate commercial card is expected to occur shortly.

dw 9/16

**Growth and Efficiency**
The record third quarter results were driven by strong revenue growth, with total revenues on a taxable equivalent basis (teb-see financial highlights for additional information) for the third quarter up 17% over the same quarter last year and 19% year-to-date. Organic loan growth, an improved net interest margin and increased fee income all contributed to the revenue growth.

The Bank's long history of double-digit annual loan growth has continued in fiscal 2003, with growth of 2.5% in the quarter, 10% year-to-date and 15% over the past twelve months. This growth combined with an improved net interest margin resulted in net interest income (teb) being up 18% over the third quarter last year and 20% year-to-date. Margins have recovered after being compressed in the first half of fiscal 2002 when interest rates reached record lows. The third quarter margin (teb) was 2.73% compared to 2.72% (2.61% excluding a one-time item) in the same quarter last year, while the year-to-date margin has improved to 2.70% from 2.59%. Credit related fees were strong in the quarter at $3.3 million, although modestly lower than the record fees generated in the third quarter last year. Year-to-date, credit related fees were up 18%.

CWB's proven ability to grow in a cost effective manner is reflected in the Bank's industry leading efficiency ratio (teb) which improved to a record low of 44.5% this quarter. This ratio compares to 49.1% in the same quarter last year. Year-to-date, the ratio improved to 46.1% from 50.6% last year.

**Credit Quality**
Credit quality remained strong and stable and CWB's consistent low loan loss experience continues to compare favourably to the Canadian banking industry. The third quarter and year-to-date provision for credit losses was 25 basis points of average loans, compared to 26 basis points for fiscal 2002. With respect to recent events concerning the bovine spongiform encephalopathy issue in western Canada, the Bank has negligible direct exposure to the agriculture sector, and therefore does not anticipate any significant impact on its operations. In addition, activity in the British Columbia forestry industry has been curtailed because of fires and the risk of fires, however at this time this situation is not expected to have a significant impact on CWB's business operations.

**Retail Banking Services**
While the Bank remains focused on its core business of commercial lending, it also sees tremendous opportunity to further increase profitability by enhancing CWB's retail banking services through branch development, product advancements and targeted training. Branches in Grande Prairie, Red Deer and Winnipeg and a branch in Vancouver are in the process of being relocated and significantly upgraded. CWB has also finalized plans for the development of its twenty-eighth branch which will be located in St. Albert, Alberta. These new, highly visible premises will offer a full range of products and services in CWB's welcoming *Think Western®* style. Plans are also underway for the expansion of the Calgary Main branch and an industrial branch is being considered for Prince George. Measures of success in the development of retail operations include growth in average low cost notice and demand deposit balances which were up 24% for the quarter compared to the same period last year and growth in retail service fees which increased 16% quarter over quarter and 20% year-to-date.

**Canadian Western Trust**
Canadian Western Trust (CWT) continues to be successful in expanding its operations and providing a growing contribution to non-interest revenues and low cost deposits. Trust services fee income for the first nine months was $3.0 million, an increase of 25% over the same period last year. Low cost notice deposits generated by CWT increased 14% in the past year to reach $104 million at July 31, 2003. These increases were driven by a 17% increase in self-directed registered accounts in the past year and a 31% increase in assets under administration, which now exceed $1.4 billion. The majority of the account growth comes from western Canadian mutual fund dealers and financial advisors. CWT continues to pursue large block transfers such as the transfer from Vancouver City Savings Credit Union announced earlier this year. CWT has also been successful in attracting corporate pension plans and high net worth tax deferred plans from both existing Bank customers and other sources.

**Recognition**
In a survey published by Canadian Business magazine, Canadian Western Bank was recognized for having one of the top corporate boards in Canada. This survey which ranked boards based on board composition, responsiveness to shareholders, board performance and disclosure, and stock performance placed CWB's Board in a tie for second place. CWB has long believed that strong and effective corporate governance is fundamental to its long-term success and is pleased to be recognized for this commitment.

**Outlook**
CWB remains optimistic about the ability to grow in its target markets and continues to look for new growth opportunities in western Canada. The Bank is also pleased to have placed $30 million of conventional subordinated debentures to support growth.

The record financial performance to the end of the third quarter puts the Bank in a strong position to meet or exceed all of its fiscal 2003 targets, and to achieve record annual results (for additional information on performance targets please see the attached management's discussion and analysis). With regard to dividends, CWB reviews and pays dividends semi-annually and the next review will be in December.

Management's discussion and analysis of operations and financial condition (MD&A) for the quarter is included on the following pages. A more complete discussion of the Bank's business and strategies can be found in the MD&A section of its 2002 Annual Report. You are also encouraged to visit the Bank's website (www.cwbank.com) for access to other quarterly information.

**Q3 Conference Call**
CWB conference call (listen only mode)
Thursday, September 4, 2003 at 4:30 pm ET (2:30 pm MT); 416-640-4127
Or toll-free 1-800-814-4853; broadcast live on the Bank's website, www.cwbank.com
The webcast will be archived on our website for 60 days.
A replay of the conference call is available until September 18, 2003 by dialing 416-640-1917 or toll-free 1-877-289-8525 and entering passcode 21010126#.

**About Canadian Western Bank**
Canadian Western Bank offers highly personalized service through its 27 branch locations and is the largest publicly-traded Schedule I chartered bank headquartered in and regionally focused on Western Canada. The Bank specializes in commercial loans, energy loans, construction and real estate project financing, and industrial equipment financing. Retail services include a competitive range of mortgages, consumer loans and deposit products. Canadian Western Trust provides trust services to independent financial advisors, corporations and individuals. A varied range of products and services are offered, including self-directed RRSPs and RRIFs, corporate and group trust services, and commercial real estate financing.

The common shares and the convertible debentures of Canadian Western Bank are listed on the Toronto Stock Exchange under the respective trading symbols of "CWB" and "CWB.DB.A". For more information see company web site at www.cwbank.com.

**Canadian Banking Industry**
Comparative performance indicators of the Canadian banking industry referred to in this document are obtained from the published results of the other publicly-traded Schedule 1 banks (Bank of Montreal, Canadian Imperial Bank of Commerce, Laurentian Bank of Canada, National Bank of Canada, Royal Bank Financial Group, Scotiabank and TD Bank Financial Group). Readers are cautioned that the banks in this industry group have operations and asset size that may not be directly comparable to each other or to Canadian Western Bank.

**Forward-looking Statements**
From time to time we make written and verbal forward-looking statements about our objectives and strategies, operations and targeted financial results. These may be included in our Annual Reports, regulatory filings, reports to shareholders, press releases, corporate presentations and other communications. These forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, fluctuations in interest rates and currency values, changes in economic and political conditions, legislative or regulatory developments, technological developments and competition. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements and the reader is therefore cautioned not to place undue reliance on these statements. We do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by or on our behalf.

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:
Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Jon W. Kieran, Investor Relations
Kieran & Co.
A member of Ciris International Group
Phone: (416) 368-8770
Email: jon@cirisint.com

**If you would prefer to receive press releases via email please contact Wendy Funk (wendy.funk@cwbank.com).**

## Financial Highlights

| (unaudited)<br>($ thousands, except per share amounts) | For the three months ended<br>July 31 2003 | April 30 2003 | July 31 2002 | Change from July 31 2002 | For the nine months ended<br>July 31 2003 | July 31 2002 | Change from July 31 2002 |
|---|---|---|---|---|---|---|---|
| **Results of Operations** | | | | | | | |
| Net interest income (teb) | $ 28,369 | $ 25,953 | $ 24,079 | 18 % | $ 80,155 | $ 66,750 | 20 % |
| Less teb adjustment | 906 | 685 | 693 | 31 % | 2,433 | 1,739 | 40 % |
| Net interest income per financial statements | 27,463 | 25,268 | 23,386 | 17 % | 77,722 | 65,011 | 20 % |
| Total revenues (teb) | 34,785 | 32,125 | 29,834 | 17 % | 99,123 | 83,551 | 19 % |
| Net income | 10,375 | 8,868 | 8,064 | 29 % | 28,589 | 21,885 | 31 % |
| Return on common shareholders' equity | 13.7% | 12.5% | 12.0% | 170 bp[1] | 13.2% | 11.2% | 200 bp[1] |
| Return on average total assets | 1.00% | 0.92% | 0.91% | 9 bp | 0.96% | 0.85% | 11 bp |
| Earnings per common share | | | | | | | |
| Basic | $ 0.81 | $ 0.70 | $ 0.64 | 27 % | $ 2.24 | $ 1.73 | 29 % |
| Diluted | 0.72 | 0.63 | 0.58 | 24 % | 2.02 | 1.58 | 28 % |
| Efficiency ratio (teb) | 44.5% | 47.8% | 49.1% | (460) bp[2] | 46.1% | 50.6% | (450) bp[2] |
| Efficiency ratio | 45.7% | 48.9% | 50.3% | (460) bp[2] | 47.2% | 51.7% | (450) bp[2] |
| Net interest margin (teb) | 2.73% | 2.69% | 2.72% | 1 bp | 2.70% | 2.59% | 11 bp |
| Net interest margin | 2.65% | 2.62% | 2.64% | 1 bp | 2.62% | 2.52% | 10 bp |
| Provision for credit losses as a percentage of average loans | 0.25% | 0.25% | 0.26% | (1) bp[2] | 0.25% | 0.26% | (1) bp[2] |
| **Per Common Share** | | | | | | | |
| Dividends | $ 0.23 | $ 0.00 | $ 0.20 | 15 % | $ 0.46 | $ 0.40 | 15 % |
| Book value | 23.61 | 23.09 | 21.36 | 11 % | 23.61 | 21.36 | 11 % |
| Closing market value | 34.40 | 29.50 | 25.00 | 38 % | 34.40 | 25.00 | 38 % |
| Common shares outstanding (thousands) | 12,925 | 12,802 | 12,655 | 2 % | 12,925 | 12,655 | 2 % |
| **Balance Sheet and Off-Balance Sheet Summary** | | | | | | | |
| Assets | $ 4,145,144 | $ 4,067,246 | $ 3,669,836 | 13 % | | | |
| Loans | 3,563,035 | 3,475,402 | 3,088,277 | 15 % | | | |
| Deposits | 3,681,824 | 3,646,839 | 3,282,925 | 12 % | | | |
| Debentures | 87,111 | 57,126 | 62,126 | 40 % | | | |
| Shareholders' equity | 305,150 | 295,611 | 270,320 | 13 % | | | |
| Assets under administration | 1,423,778 | 1,407,665 | 1,084,961 | 31 % | | | |
| **Capital Adequacy** | | | | | | | |
| Tangible common equity to risk-weighted assets | 8.8% | 8.7% | 9.1% | (30) bp | | - | |
| Tier 1 ratio | 8.8% | 8.7% | 9.1% | (30) bp | | | |
| Total ratio | 12.0% | 11.1% | 12.0% | - bp | | | |

(1) bp - Basis point change

(2) A decrease in the ratio reflects an improvement

**Taxable Equivalent Basis (teb)**

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

**Effective Dated Clearing**

An operational change was implemented in the first quarter of fiscal 2003 to record cheques and other items cleared on the last day of the month in individual customer accounts on the same date. Prior to this change, items cleared on the last day of the month did not affect individual customer accounts until the first day of the following month. The financial statement impact of the change is that Cash Resources no longer includes cheques and other items in transit and customer notice and demand deposit accounts have been reduced by the last day of the month clearing.

## Management's Discussion and Analysis of Operations and Financial Condition

This management's discussion and analysis of operations and financial condition (MD&A) for the third quarter of fiscal 2003 should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2003, included herein, and the audited consolidated financial statements and MD&A for the year ended October 31, 2002 included on pages 25 through 64 of the 2002 Annual Report. Except as discussed below, all other factors discussed and referred to in the MD&A for fiscal 2002 remain substantially unchanged.

**Overview**

CWB achieved record earnings in the third quarter of fiscal 2003, its 61st consecutive quarter of profitability. Net income was $10.4 million, an increase of 29% over $8.1 million in the same quarter last year. Year-to-date net income was $28.6 million, an increase of 31% over $21.9 million in 2002. The significant increases in net income were the result of strong growth in total revenues, which were up 17% quarter over quarter and 19% year-to-date, partially offset by modest increases in non-interest expenses. Credit quality has remained strong and stable, with the provision for credit losses remaining consistent with prior periods.

Diluted earnings per share for the quarter were $0.72 ($0.81 basic), an increase of 24% over $0.58 ($0.64 basic) in the same period last year. Return on assets was 1.00% compared to 0.91% for the third quarter of 2002, while return on shareholders' equity was 13.7% compared to 12.0% for the same quarter last year.

Diluted earnings per share year-to-date were $2.02 ($2.24 basic), an increase of 28% over $1.58 ($1.73 basic) in the prior year. Return on assets was 0.96% compared to 0.85% in the prior year, while return on shareholders' equity was 13.2% compared to 11.2% for the first nine months of fiscal 2002.

Third quarter net income was up 17% compared to the second quarter earnings of $8.9 million. The increase resulted from three additional days in the quarter, continued loan growth, an increased net interest margin and an increase in gains on securities sales.

**Total Revenues (teb)**

Total revenues on a taxable equivalent basis (teb – see financial highlights for additional information), which is comprised of net interest income and other income, increased 17% to $34.8 million in the quarter from $29.8 million one year ago. Year-to-date total revenues were $99.1 million, up 19% from $83.6 million in the prior year.

*Net Interest Income (teb)*

Net interest income increased 18% in the third quarter to $28.4 million from $24.1 million in the same quarter last year. Year-to-date net interest income was $80.2 million, up 20% from $66.8 million in the prior year. Contributing to the increases was a 17% increase in average interest earning assets from one year ago and an improved net interest margin. Margins have recovered after being compressed in the first half of 2002 when interest rates reached record lows. The Bank's net interest margin for the third quarter was 2.73% compared to 2.72% (2.61% excluding one-time item) for the same quarter last year, while the year-to-date margin improved to 2.70% from 2.59% last year.

Net interest income for the third quarter was up 9% over the second quarter due to the combination of three additional days in the quarter and increases in both average interest earning assets and net interest margin. The margin increased partially in response to an increase in short-term interest rates.

*Other Income*

Other income was $6.4 million in the third quarter, up 11% from $5.8 million in the same quarter last year. The increase was primarily due to a $455,000 increase in gains on securities sales. Also contributing to the increase were trust and retail services fees which were up $211,000 (27%) and $158,000 (16%) respectively. Credit related fees were strong in the third quarter at $3.3 million, although modestly lower than the record fees generated in the third quarter last year.

Year-to-date, other income was $19.0 million, up 13% from $16.8 million in the prior year. Credit, retail and trust services fee income were up a combined $2.7 million, with individual increases ranging from 18% to 25%. These increases were offset by a $657,000 decrease in gains on the sale of securities. As at July 31, 2003, unrealized gains in the securities portfolio totalled $3.2 million, compared to $2.1 million at April 30, 2003 and $2.2 million one year ago.

**Credit Quality**

Credit quality remained strong and stable. The third quarter and year-to-date provision for credit losses was 25 basis points of average loans, which is consistent with 26 basis points for all of fiscal 2002. Net new specific provisions (i.e. excluding the increase in the general allowance for credit risk) for the nine months ended July 31, 2003 represented 16 basis points of average loans on annualized basis, compared to 18 basis points for all of fiscal 2002. The Bank's consistent low loan loss experience continues to compare favourably to the Canadian banking industry.

Gross impaired loans were $21.3 million at quarter end, down from $23.2 million at April 30, 2003 and $35.1 million at July 31, 2002. The total allowance for credit losses (general and specific) represented 158% of gross impaired loans at quarter end, compared to 138% at April 30, 2003 and 83% at July 31, 2002. Relative to risk-weighted assets, the general allowance was 75 basis points, consistent with the previous quarter and compared to 77 basis points at July 31, 2002. More information on the allowance for credit losses is provided in Note 3 to the interim consolidated financial statements.

**Non-interest Expenses**

Non-interest expenses increased 6% in the third quarter over the same quarter last year, while the year-to-date increase was 8%. Approximately one quarter of the year-to-date increase related to accruals for incentive-based compensation made in light of strong year-to-date results. In 2002, no accruals were made until the third quarter. The remaining quarterly and year-

to-date increases primarily related to annual salary adjustments and higher staffing levels that resulted from increased business activity at existing branches.

CWB's efficiency ratio (teb), which leads the Canadian banking industry, improved to 44.5% this quarter from 49.1% one year ago. Year-to-date the efficiency ratio was 46.1% compared to 50.6% in the prior year.

Effective November 1, 2002, the Bank adopted the new provisions of Section 3870 "Stock-based Compensation and Other Stock Based Payments" of the Canadian Institute of Chartered Accountants' Handbook. As encouraged by the standard, the estimated fair value of stock options granted to employees on or after November 1, 2002 has been recorded as additional salary expense with an offsetting credit to contributed surplus. The impact on salary expense was $46,000 in the third quarter and $122,000 year-to-date. The charges have had a negligible impact on earnings per share to date.

**Income Taxes**

The effective tax rate (teb) for fiscal 2003 is estimated to be 39%, which is consistent with fiscal 2002. Without the teb adjustment, the tax rate is estimated to be 36%.

**Balance Sheet**

Total assets were $4.15 billion at July 31, 2003, up 2% in the quarter and 13% in the past year. These increases were the result of continued organic loan growth, which was 2.5% in the quarter and 15% in the past year. There is no goodwill recorded on the balance sheet.

Deposits generated by CWB's branches and Canadian Western Trust averaged $1.96 billion in the third quarter, which was an increase of 5% over the previous quarter and 15% over the same quarter last year. The lower cost demand and notice component of the branch and trust generated deposits averaged $580 million in the quarter, up 1% over the previous quarter and 24% over the same quarter last year. The remainder of the Bank's deposits were generated from agent networks and accounted for 47% of total average deposits in the third quarter, which is consistent with the previous quarter and up from 45% in the same quarter last year.

Trust assets under administration, which are not recorded on the balance sheet, increased to $1.42 billion at July 31, 2003, up 1% in the quarter and 31% in the past year. Other items not recorded on the balance sheet are industry standard credit instruments (guarantees and standby letters of credit and commitments to extend credit), and derivative financial instruments (primarily interest rate swaps) used to reduce interest rate risk. More detailed information on the nature of these financial instruments is provided in Notes 13(a) and 17 of the 2002 Annual Report and Note 5 of the interim financial statements. CWB has no significant variable interest entities.

**Capital Funds**

Capital funds, consisting of shareholders' equity and subordinated debentures, reached $392 million at July 31, 2003, compared to $352 million at April 30, 2003 and $332 million one year ago. In the third quarter, the Bank issued $30 million of ten-year conventional subordinated debentures. Also impacting debentures in the past year was the redemption of a conventional debenture at its face value of $5 million in the fourth quarter of fiscal 2002. Accounting for the remainder of the increase in capital funds were earnings, net of dividends, and proceeds from the exercise of stock options which totalled $2.1 million in the third quarter and $4.2 million year-to-date.

CWB's total capital adequacy ratio, the ratio of regulatory capital to risk-weighted assets, improved to 12.0% at July 31, 2003 from 11.1% at April 30, 2003 and was consistent with 12.0% one year ago. The Tier 1 ratio remained strong at 8.8%, which compares to 8.7% last quarter and 9.1% one year ago. CWB's Tier 1 capital is of the highest quality, comprised entirely of common shareholders' equity. The increase in the total capital ratio reflects the issue of the $30 million of subordinated debentures noted above. The debentures improve the mix of regulatory capital because growth is supported without dilution of common shareholders. An ongoing objective of the Bank is to increase the proportion of conventional subordinated debentures in its capital base.

Book value per common share at July 31, 2003 was $23.61, up from $23.09 at April 30, 2003 and $21.36 one year ago.

**Year to Date Performance Compared to Targets**

The performance targets established for this fiscal year are presented in the table below together with CWB's actual financial performance for the nine months ended July 31, 2003 presented on an annualized basis. Also presented below for growth related targets, is CWB's performance for the nine months year-to-date over the same period last year.

The financial performance for the nine months ended July 31, 2003 puts CWB in a strong position to meet or exceed the targets for fiscal 2003.

| | **2003 Target** | **2003 YTD Performance Annualized** | **2003 YTD versus 2002 YTD** |
|---|---|---|---|
| Net income growth | 15% or greater | 29% | 31% |
| Total revenue (teb) growth | 12-15% | 17% | 19% |
| Loan growth | 12% | 13% | 15% |
| Credit losses | | | |
| Total provision for credit losses | 0.25% or less | 0.25% | |
| Net new specifics only | | 0.16% | |
| Efficiency ratio (teb) | 50% or less | 46.1% | |
| Return on assets | 0.88% or greater | 0.96% | |

Dated as of September 4, 2003

## Consolidated Statement of Income

| (unaudited)<br>($ thousands, except per share amounts) | For the three months ended<br>July 31<br>2003 | April 30<br>2003 | July 31<br>2002 | Change from<br>July 31<br>2002 | For the nine months ended<br>July 31<br>2003 | July 31<br>2002 | Change from<br>July 31<br>2002 |
|---|---|---|---|---|---|---|---|
| **Interest Income** | | | | | | | |
| Loans | $ 57,687 | $ 53,587 | $ 49,565 | 16 % | $ 164,016 | $ 142,726 | 15 % |
| Securities | 3,482 | 2,473 | 2,674 | 30 | 8,838 | 8,143 | 9 |
| Deposits with regulated financial institutions | 1,163 | 1,205 | 789 | 47 | 3,163 | 2,592 | 22 |
| | 62,332 | 57,265 | 53,028 | 18 | 176,017 | 153,461 | 15 |
| **Interest Expense** | | | | | | | |
| Deposits | 33,908 | 31,181 | 28,720 | 18 | 95,676 | 85,585 | 12 |
| Debentures | 961 | 816 | 922 | 4 | 2,619 | 2,865 | (9) |
| | 34,869 | 31,997 | 29,642 | 18 | 98,295 | 88,450 | 11 |
| **Net Interest Income** | 27,463 | 25,268 | 23,386 | 17 | 77,722 | 65,011 | 20 |
| Provision for credit losses | 2,190 | 2,100 | 1,935 | 13 | 6,345 | 5,805 | 9 |
| **Net Interest Income after Provision for Credit Losses** | 25,273 | 23,168 | 21,451 | 18 | 71,377 | 59,206 | 21 |
| **Other Income** | | | | | | | |
| Credit related | 3,306 | 3,396 | 3,485 | (5) | 10,161 | 8,598 | 18 |
| Retail services | 1,173 | 1,129 | 1,015 | 16 | 3,445 | 2,872 | 20 |
| Trust services | 998 | 1,027 | 787 | 27 | 3,041 | 2,428 | 25 |
| Foreign exchange gains | 333 | 365 | 346 | (4) | 968 | 935 | 4 |
| Other | 606 | 255 | 122 | 397 | 1,353 | 1,968 | (31) |
| | 6,416 | 6,172 | 5,755 | 11 | 18,968 | 16,801 | 13 |
| **Net Interest and Other Income** | 31,689 | 29,340 | 27,206 | 16 | 90,345 | 76,007 | 19 |
| **Non-interest Expenses** | | | | | | | |
| Salaries and employee benefits | 9,650 | 9,406 | 8,959 | 8 | 28,150 | 25,233 | 12 |
| Premises and equipment | 2,749 | 2,741 | 2,693 | 2 | 8,179 | 8,105 | 1 |
| Other expenses | 2,656 | 2,783 | 2,606 | 2 | 8,083 | 7,850 | 3 |
| Provincial capital taxes | 437 | 429 | 390 | 12 | 1,264 | 1,121 | 13 |
| | 15,492 | 15,359 | 14,648 | 6 | 45,676 | 42,309 | 8 |
| **Net Income before Provision for Income Taxes** | 16,197 | 13,981 | 12,558 | 29 | 44,669 | 33,698 | 33 |
| Provision for income taxes | 5,822 | 5,113 | 4,494 | 30 | 16,080 | 11,813 | 36 |
| **Net Income** | $ 10,375 | $ 8,868 | $ 8,064 | 29 % | $ 28,589 | $ 21,885 | 31 % |
| | | | | | | | |
| Weighted average common shares outstanding | 12,871,529 | 12,729,026 | 12,650,379 | 2 % | 12,759,907 | 12,619,840 | 1 % |
| | | | | | | | |
| **Earnings per Common Share** | | | | | | | |
| Basic | $ 0.81 | $ 0.70 | $ 0.64 | 27 % | $ 2.24 | $ 1.73 | 29 % |
| Diluted | $ 0.72 | $ 0.63 | $ 0.58 | 24 % | $ 2.02 | $ 1.58 | 28 % |

The accompanying notes are an integral part of the interim consolidated financial statements.

## Consolidated Balance Sheet

| (unaudited)<br>($ thousands) | As at<br>July 31<br>2003 | As at<br>April 30<br>2003 | As at<br>October 31<br>2002 | As at<br>July 31<br>2002 | Change from<br>July 31<br>2002 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| **Cash Resources** | | | | | |
| Cash | $ 2,371 | $ 2,523 | $ 1,928 | $ 1,671 | 42 % |
| Deposits with regulated financial institutions | 184,816 | 154,501 | 132,038 | 177,410 | 4 |
| Cheques and other items in transit | - | - | 53,911 | 49,997 | (100) |
| | 187,187 | 157,024 | 187,877 | 229,078 | (18) |
| **Securities** | | | | | |
| Issued or guaranteed by Canada | 192,067 | 213,612 | 174,409 | 139,287 | 38 |
| Issued or guaranteed by a province or municipality | 87,883 | 97,431 | 88,394 | 85,746 | 2 |
| Other securities | 68,620 | 78,262 | 82,816 | 80,412 | (15) |
| | 348,570 | 389,305 | 345,619 | 305,445 | 14 |
| **Loans** (net of allowance for credit losses) (Note 3) | | | | | |
| Securities purchased under resale agreements | 79,977 | 57,999 | 66,431 | 87,029 | (8) |
| Residential mortgages | 649,580 | 634,787 | 602,107 | 583,731 | 11 |
| Other | 2,833,478 | 2,782,616 | 2,580,209 | 2,417,517 | 17 |
| | 3,563,035 | 3,475,402 | 3,248,747 | 3,088,277 | 15 |
| **Other** | | | | | |
| Land, buildings and equipment | 13,564 | 13,246 | 13,749 | 14,279 | (5) |
| Other assets | 32,788 | 32,269 | 32,170 | 32,757 | 0 |
| | 46,352 | 45,515 | 45,919 | 47,036 | (1) |
| **Total Assets** | $ 4,145,144 | $ 4,067,246 | $ 3,828,162 | $ 3,669,836 | 13 % |
| | | | | | |
| **Liabilities and Shareholders' Equity** | | | | | |
| **Deposits** | | | | | |
| Payable on demand | $ 124,301 | $ 115,329 | $ 115,783 | $ 98,579 | 26 % |
| Payable after notice | 487,718 | 445,205 | 438,231 | 410,724 | 19 |
| Payable on a fixed date | 3,069,805 | 3,086,305 | 2,875,057 | 2,773,622 | 11 |
| | 3,681,824 | 3,646,839 | 3,429,071 | 3,282,925 | 12 |
| **Other** | | | | | |
| Cheques and other items in transit | 9,994 | 10,203 | - | - | 100 |
| Other liabilities | 61,065 | 57,467 | 63,878 | 54,465 | 12 |
| | 71,059 | 67,670 | 63,878 | 54,465 | 30 |
| **Subordinated Debentures** (Note 4) | | | | | |
| Conventional | 33,126 | 3,126 | 3,126 | 8,126 | 308 |
| Convertible | 53,985 | 54,000 | 54,000 | 54,000 | (0) |
| | 87,111 | 57,126 | 57,126 | 62,126 | 40 |
| **Shareholders' Equity** | | | | | |
| Capital stock | 149,435 | 147,352 | 145,203 | 145,163 | 3 |
| Contributed surplus | 122 | 76 | - | - | 100 |
| Retained earnings | 155,593 | 148,183 | 132,884 | 125,157 | 24 |
| | 305,150 | 295,611 | 278,087 | 270,320 | 13 |
| **Total Liabilities and Shareholders' Equity** | $ 4,145,144 | $ 4,067,246 | $ 3,828,162 | $ 3,669,836 | 13 % |

The accompanying notes are an integral part of the interim consolidated financial statements.

## Consolidated Statement of Changes in Shareholders' Equity

| (unaudited)<br>($ thousands) | | For the nine months ended<br>July 31, 2003 | July 31, 2002 |
|---|---|---|---|
| **Capital Stock** | | | |
| Balance at beginning of period | | $ 145,203 | $ 143,942 |
| Issued on exercise of employee stock options | | 4,217 | 1,221 |
| *Issued on debenture conversions* | | 15 | - |
| Balance at end of period | | 149,435 | 145,163 |
| **Contributed Surplus** | | | |
| Balance at beginning of period | | - | - |
| Amortization of fair value of employee stock options | (Note 2) | 122 | - |
| Balance at end of period | | 122 | - |
| **Retained Earnings** | | | |
| Balance at beginning of period | | 132,884 | 108,320 |
| Net income for the period | | 28,589 | 21,885 |
| Dividends | | (5,880) | (5,048) |
| Balance at end of period | | 155,593 | 125,157 |
| **Total Shareholders' Equity** | | $ 305,150 | $ 270,320 |

The accompanying notes are an integral part of the interim consolidated financial statements.

## Consolidated Statement of Cash Flow

| (unaudited) ($ thousands) | For the three months ended July 31 2003 | For the three months ended July 31 2002 | For the nine months ended July 31 2003 | For the nine months ended July 31 2002 |
|---|---|---|---|---|
| **Cash Flows from Operating Activities** | | | | |
| Net income | $ 10,375 | $ 8,064 | $ 28,589 | $ 21,885 |
| Adjustments to determine net cash flows | | | | |
| Provision for credit losses | 2,190 | 1,935 | 6,345 | 5,805 |
| Depreciation and amortization | 788 | 773 | 2,301 | 2,339 |
| Future income taxes, net | (484) | (801) | (1,100) | (64) |
| Gain on sale of securities, net | (561) | (106) | (1,297) | (1,954) |
| Accrued interest receivable and payable, net | 1,969 | (2,307) | (369) | (10,161) |
| Current income taxes payable, net | 1,807 | 2,199 | (1,500) | (8,918) |
| Cheques in transit | (209) | - | 9,994 | - |
| Other items, net | (1,506) | 1,370 | (2,034) | 250 |
| | 14,369 | 11,127 | 40,929 | 9,182 |
| **Cash Flows from Financing Activities** | | | | |
| Deposits, net | 34,985 | 110,777 | 252,753 | 240,618 |
| Common shares issued | 2,068 | 259 | 4,217 | 1,221 |
| Dividends | (2,965) | (2,530) | (5,880) | (5,048) |
| Debenture issue | 30,000 | - | 30,000 | - |
| Debenture redemption | - | - | - | (5,000) |
| | 64,088 | 108,506 | 281,090 | 231,791 |
| **Cash Flows from Investing Activities** | | | | |
| Loans, net | (89,823) | (103,849) | (320,633) | (207,442) |
| Interest bearing deposits with regulated financial institutions, net | (26,731) | (28,667) | (54,874) | 4,165 |
| Securities, purchases | (227,830) | (188,250) | (732,340) | (803,332) |
| Securities, sale proceeds | 47,284 | 117,434 | 111,030 | 274,019 |
| Securities, maturities | 223,180 | 84,028 | 621,348 | 492,727 |
| Land, buildings and equipment, net | (1,106) | (244) | (2,116) | (675) |
| | (75,026) | (119,548) | (377,585) | (240,538) |
| **Increase (Decrease) in Cash and Cash Equivalents** | 3,431 | 85 | (55,566) | 435 |
| **Cash and Cash Equivalents at Beginning of Period** | 2,523 | 43,802 | 61,520 | 43,452 |
| **Cash and Cash Equivalents at End of Period** * | $ 5,954 | $ 43,887 | $ 5,954 | $ 43,887 |
| *** Represented by:** | | | | |
| Cash resources per consolidated balance sheet | $ 187,187 | $ 229,078 | $ 187,187 | $ 229,078 |
| Less interest bearing deposits with regulated financial institutions | 181,233 | 185,191 | 181,233 | 185,191 |
| **Cash and Cash Equivalents at End of Period** | $ 5,954 | $ 43,887 | $ 5,954 | $ 43,887 |
| | | | | |
| Supplemental Disclosure of Cash Flow Information | | | | |
| Amount of interest paid in the period | $ 32,733 | $ 31,422 | $ 98,669 | $ 100,665 |
| Amount of income taxes paid in the period | $ 4,561 | $ 3,040 | $ 18,669 | $ 20,206 |

The accompanying notes are an integral part of the interim consolidated financial statements.

## Notes to the Interim Consolidated Financial Statements

(unaudited)
($ thousands, except per share amounts)

**1. Basis of Presentation**

These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002 as set out on pages 46 to 64 of the Bank's 2002 Annual Report. These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Superintendent of Financial Institutions Canada, using the same accounting policies as the consolidated financial statements for the year ended October 31, 2002, except as explained in Note 2 below.

**2. Change in Accounting Policy – Stock-based Compensation**

Effective November 1, 2002, the Bank adopted the requirements of the Canadian Institute of Chartered Accountants (CICA) accounting standard on stock-based compensation. As encouraged by the standard, the fair value based method has been adopted to account for stock options granted to employees on or after November 1, 2002. The estimated fair value is recognized over the applicable vesting period as an increase to both salary expense and contributed surplus. When options granted on or after November 1, 2002 are exercised, the proceeds received and the applicable amount in contributed surplus will be credited to capital stock. In accordance with GAAP, no expense is recognized for options granted prior to November 1, 2002. When these options are exercised, the proceeds received are credited to capital stock.

In the nine months ended July 31, 2003, salary expense of $122 has been recognized relating to the estimated fair value of options granted in the period. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 4.3%, (ii) expected option life of 4.0 years, (iii) expected volatility of 22%, and (iv) expected dividends of 1.8%. The weighted average fair value of options granted was estimated at $4.76 per share.

**3. Allowance for Credit Losses**

| | For the three months ended | | | For the nine months ended | |
|---|---|---|---|---|---|
| | July 31 2003 | April 30 2003 | July 31 2002 | July 31 2003 | July 31 2002 |
| Balance at beginning of period | $ 31,968 | $ 30,818 | $ 29,400 | $ 31,005 | $ 28,358 |
| Provision for credit losses | 2,190 | 2,100 | 1,935 | 6,345 | 5,805 |
| Write-offs | (371) | (974) | (1,216) | (3,631) | (4,083) |
| Recoveries | 15 | 24 | 58 | 83 | 97 |
| Balance at end of period | $ 33,802 | $ 31,968 | $ 30,177 | $ 33,802 | $ 30,177 |

| | As at July 31 2003 | As at April 30 2003 | As at October 31 2002 | As at July 31 2002 |
|---|---|---|---|---|
| Specific allowance | $ 7,765 | $ 6,552 | $ 7,208 | $ 7,303 |
| General allowance | 26,037 | 25,416 | 23,797 | 22,874 |
| Total allowance | $ 33,802 | $ 31,968 | $ 31,005 | $ 30,177 |

**4. Subordinated Debentures**

During the third quarter, the Bank issued $30,000 of conventional debentures. The debentures have a fixed interest rate of 5.66% until July 7, 2008. Thereafter the rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 175 basis points until maturity on July 7, 2013. The Bank may redeem the debentures on or after July 7, 2008.

During the third quarter, convertible debentures of $15 were converted into common shares.

**5. Guarantees**

Effective for the quarter ended April 30, 2003, the Bank adopted the requirement of a new CICA accounting guideline that expands the definition of a guarantee and requires additional disclosure in respect of guarantees. Under the new guideline, a guarantee is defined as a contract that contingently requires the guarantor to make payments to a third party based on i) changes in an underlying economic characteristic that is related to an asset, liability or equity security of the guaranteed party, ii) failure of another party to perform under an obligating agreement, or iii) failure of another third party to pay indebtedness when due.

Significant guarantees provided to third parties include guarantees and standby letters of credit (as discussed in note 13(a) of the Bank's consolidated financial statements for the year ended October 31, 2002 on page 59 of the 2002 Annual Report) which represent the Bank's obligation to make payments to third parties when a customer is unable to make required payments or meet other contractual obligations. These instruments carry the same credit risk, recourse and collateral security requirements as loans extended to customers and generally have a term that does not exceed one year. The balance outstanding under guarantees and standby letters of credit at July 31, 2003 was $62,799.

In the ordinary course of business, the Bank enters into contractual arrangements under which the Bank may agree to indemnify the other party. Under these agreements, the Bank may be required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. A maximum potential liability cannot be identified as the terms of these arrangements vary and generally no pre-determined amounts or limits are identified. The likelihood of occurrence of contingent events that would trigger payment under these arrangements is either remote or difficult to predict and in the past payments under these arrangements have been insignificant.

No amounts are reflected in the interim consolidated financial statements related to these guarantees and indemnifications.

6. **Outstanding Share Data**

| | Common Shares Outstanding | Employee Stock Options Number | Employee Stock Options Weighted Average Exercise Price |
|---|---|---|---|
| October 31, 2002 | 12,659,372 | 1,129,815 | $ 19.28 |
| Debenture conversion | 490 | - | - |
| Options | | | |
| Granted | - | 111,735 | 26.48 |
| Exercised | 265,050 | (265,050) | 15.91 |
| Forfeited | - | (10,100) | 25.48 |
| July 31, 2003 | 12,924,912 | 966,400 | $ 20.96 |
| Exercisable at July 31, 2003 | | 709,865 | $ 18.98 |

As at August 31, 2003 the Bank had 12,933,490 common shares outstanding. In addition, there were two outstanding debentures with a combined principal amount of $53,935 that are convertible into a total of 1,797,216 common shares and employee stock options that have been issued which are or will be exercisable into 959,460 common shares (1,000,859 authorized) for proceeds of $20,133.

7. **Future Accounting Changes**

*Hedging Relationships*
The CICA has issued an accounting guideline for hedging relationships that establishes certain requirements for the application of hedge accounting. Effective November 1, 2003, changes in the fair value of derivatives that do not qualify for hedge accounting will be recorded in the consolidated statement of income. The Bank enters into derivative financial instruments for risk management purposes as described in Note 17 of the Bank's consolidated financial statements for the year ended October 31, 2002 on page 62 of the 2002 Annual Report. The impact of implementing this guideline is under review.

*Consolidation of Variable Interest Entities (VIEs)*
The CICA has issued an accounting guideline that will become effective February 1, 2004. This guideline provides a framework for identifying VIEs and requires the consolidation of VIEs if the company absorbs a majority of the VIE's expected losses or receives a majority of the VIE's expected residual returns, or both. The Bank has no significant VIEs that would require consolidation.

8. **Comparative Figures**
Certain of the comparative figures have been reclassified to conform to the current period's presentation.

## Shareholder Information

**Head Office**
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbank.com

**Subsidiary Regional Office**
Canadian Western Trust Company
Suite 2200, 666 Burrard Street
Vancouver, BC V6C 2X8
Telephone: (604) 685-2081
Fax: (604) 669-6069
Website: www.cwt.ca

**Stock Exchange Listing**
The Toronto Stock Exchange
Share Symbol: CWB
Convertible Debenture Symbol:
CWB.DB.A

**Transfer Agent and Registrar**
Computershare Trust Company of Canada
Suite 600, 530 8th Avenue SW
Calgary, AB T2P 3S8
Telephone: (800) 564-6253
Fax: (403) 267-6529

**Investor Relations**
For further financial information contact:
Office of the Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8865
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbank.com

Jon W. Kieran
Kieran & Co.
A member of Ciris International Group
Telephone: (416) 368-8770
Fax: (416) 368-5122

or visit our website at www.cwbank.com

**Complaints or Concerns regarding Accounting, Internal Accounting Controls or Auditing Matters**
Please contact either:
Tracey C. Ball
Senior Vice President and Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 423-8899
E-mail: tracey.ball@cwbank.com
or
Robert A. Manning
Chairman of the Audit Committee
c/o 210 – 5324 Calgary Trail
Edmonton, AB T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
E-mail: rmanning@shawbiz.ca

**Online Investor Information**
Additional investor information including supplemental financial information and a corporate presentation is available on our website at www.cwbank.com

**Quarterly Conference Call and Webcast**
Our quarterly conference call and live audio webcast took place on Thursday, September 4, 2003 at 2:30 pm MT. The webcast will be archived on our website at www.cwbank.com for sixty days. A replay of the conference call is available until September 18, 2003 by dialing toll-free (877) 289-8525 and entering passcode 21010126#.